

Kaboodle, Inc. (the "Company") a Wyoming Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years and months ended December 31, 2019 & 2020



To Management
Kaboodle, Inc.

We have reviewed the accompanying financial statements of the company which comprise the balance sheet as of December 31, 2019 & 2020 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
February 12th, 2021

Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2020	**2019**
ASSETS		
Current Assets		
Cash and Cash Equivalents	40,703	1,062
Total Current Assets	40,703	1,062
Non-current Assets		
Intangible Assets: Website Development Costs	142,685	108,679
Other Assets	10,000	-
Total Non-Current Assets	152,685	108,679
TOTAL ASSETS	193,388	109,741
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accrued Expenses	67,500	67,500
Total Current Liabilities	67,500	67,500
Long-term Liabilities		
Advances from Shareholder	27,350	-
Convertible Notes	155,000	80,000
Total Long-Term Liabilities	182,350	80,000
TOTAL LIABILITIES	249,850	147,500
EQUITY		
Additional Paid in Capital	1,527	1,527
Accumulated Deficit	-57,989	-39,285
Total Equity	-56,462	-37,759
TOTAL LIABILITIES AND EQUITY	193,388	109,741

Statement of Operations

	Year Ended December 31,	
	2020	**2019**
Revenue	-	-
Cost of Sales	-	-
Gross Profit	-	-
Operating Expenses		
General and Administrative	14,064	5,618
Total Operating Expenses	14,064	5,618
Net Operating Loss	-14,064	-5,618
Interest	4,639	606
Net Loss	-18,703	-6,224

Statement of Cash Flows

	Year Ended December 31,	
	2020	**2019**
OPERATING ACTIVITIES		
Net Income	-18,703	-6,224
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	-	-
Accrued Liabilities		-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-	-
Net Cash provided by Operating Activities	-18,703	-6,224
INVESTING ACTIVITIES		
Crowdfunding Deposit	-10000	
Website Development Costs	-34,006	-29,620
Net Cash provided by Investing Activities	-44,006	-29,620
FINANCING ACTIVITIES		
Advances from Shareholders	27,350	
Convertible Note Issuances	75,000	30,000
Additional Paid in Capital		150
Net Cash provided by Financing Activities	102,350	30,150
Cash at the beginning of period	1,062	6,756
Net Cash increase (decrease) for period	39,641	-5,694
Cash at end of period	40,703	1,062

Statement of Changes in Shareholder Equity

	Common Stock,	$.0001 Par	Preferred Stock # of Shares	$1 Par	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
	# of Shares						
Balance on January 1st, 2019	9,932,500	-	-	-	1,377	(33,062)	(31,685)
Stockholder Contributions	-	-	-	-	150	-	150
Net Loss	-	-	-	-	-	(6,224)	(6,224)
Balance on December 31, 2019	9,932,500	-	-	-	1,527	(39,286)	(37,759)
Net Income	-	-	-		-	(18,703)	(18,703)
Balance on December 31, 2020	9,932,500	-	-	-	1,527	(57,989)	(56,462)

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Kaboodle, Inc ("the Company") was formed in Wyoming on June 4th, 2018. The company plans to earn revenue click throughs, premium vendor advertising, local vendor advertising, partnerships, premium memberships sales, commissions on product sales, vet consultations, data storage, pet insurance and financial assistance for medical treatments, all of which is facilitated via a social platform that aggregates everything related to animals and pets.

The company will conduct a crowdfunding campaign under regulation CF in 2021 to raise operating capital.

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

<u>Revenue Recognition</u>

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"*Revenue Recognition*" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when the entity satisfies a performance obligation

The Company recognizes revenue when it satisfies its obligation by transferring control of the good or service to the customer. A performance obligation is satisfied over time if one of the following criteria are met:

   a.   the customer simultaneously receives and consumes the benefits as the entity performs;
   b.   the entity's performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or
   c.   the entity's performance does not create an asset with an alternative use to the entity, and the entity has an enforceable right to payment for performance completed to date.

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

<u>Advertising Costs</u>

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

<u>General and Administrative</u>

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

<u>Software Development Costs</u>

The company capitalizes all costs associated with the development of its platform subsequent to the date technological feasibility was established. The company will amortize these costs once the platform is active using a method to be determined at a later date.

<u>Income Taxes</u>

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

<u>Recent accounting pronouncements</u>
Management has considered all recent accounting pronouncements issued. The Company's management believes that these recent pronouncements will not have a material effect on the Company's financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. The company received advances from its CEO and shareholder. See Note 5.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Convertible Notes - The company has entered into several convertible note agreements for the purposes of funding operations. The interest on the notes were 0%. The notes mature in 2022. The notes are convertible into shares of the company's common stock at rate of 1.2 shares for every dollar invested during a change of control or qualified financing event or any date after maturity if repayment is not demanded.

Shareholder Advances* – The company's shareholder and CEO advanced the company cash totaling $27,350 as of December 31st, 2020 for operating capital. The amounts accrue no interest and are payable on demand.

Debt Principal Maturities 5 Years Subsequent to 2020

Year	Amount
2021	-
2022	155,000
2023	-
2024	-
2025	-
Thereafter	-

* The Shareholder Advances are due on demand and can mature in any year.

NOTE 6 - EQUITY

The company has authorized an unlimited amount of common and preferred shares with a par value of $0.0001 and $1 per share respectively. 9,932,500 shares of common and 0 shares of preferred stock were issued and outstanding as of 2020.

Preferred shareholders have customary preference for returns of capital during operations, liquidation, and change of control events. Preferred shares are non-voting.

NOTE 7- SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through February 12th, 2021, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The

financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

Since December 31, 2020 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth company, as defined in the JOBS Act, for up to five years following our IPO.